Exhibit 99.1

Pembina Pipeline Corporation Announces Moving Forward with $250 Million Phase 2 Crude Oil and Condensate Pipeline Expansion

Pembina has secured required contracts to underpin 55,000 barrel per day capacity expansion to its Peace Pipeline

CALGARY, Feb. 13, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced that it has reached its contractual threshold to proceed with its previously announced plans to significantly expand its crude oil and condensate throughput capacity on its Peace Pipeline by 55,000 barrels per day ("bpd") (the "Phase 2 LVP Expansion").

The crude oil and condensate (low vapor pressure, or "LVP") portion of the Peace Pipeline is currently operating at capacity. Pembina is working to complete its previously announced Phase 1 LVP Expansion, which will expand crude oil and condensate capacity on this system by an additional 40,000 bpd to reach 195,000 bpd by October of 2013.

The Phase 2 LVP Expansion is expected to accommodate increased producer crude oil and condensate volumes arising from strong drilling results in the Dawson Creek, Grande Prairie and Kaybob/Fox Creek areas of Alberta. Pembina expects the total cost of Phase 2 LVP Expansion to be approximately $250 million (including the mainline expansion and tie-ins). Subject to obtaining regulatory and environmental approvals, Pembina anticipates being able to bring the expansion into service by late-2014. Once complete, this expansion will increase capacity on the Peace Pipeline to 250,000 bpd. The Phase 2 LVP Expansion is underpinned by long-term fee-for-service agreements with area producers. The combination of Phase 1 and Phase 2 LVP Expansions will increase capacity by 61 percent from current levels.

"This next phase of our growth strategy evidences the strength of our existing asset base and integrated service offering" said Mick Dilger, Pembina's President and Chief Operating Officer. "The Phase 2 LVP Expansion will allow us to enhance the services we provide customers by easing potential capacity constraints in the near future. Further, this project will increase our fee-for-service, secured cash flow stream, thereby adding value to our shareholders."

The Phase 2 LVP Expansion will require Pembina to install five new pump stations, upgrade six existing pump stations, and add additional operational storage. As well, Pembina will reconfigure existing pipelines and build a total of 10 km of new pipeline from Gordondale to Spirit River.

The Company's crude oil, condensate and natural gas liquids ("NGL") expansions are being undertaken to help provide adequate transportation capacity to support western Canada's growing energy industry. Pembina is committed to providing all customers with safe, reliable and efficient transportation and related energy services. With customer support having been obtained for the expansions discussed herein, Pembina is progressing front end engineering on a Phase 3 crude oil, condensate and NGL pipeline expansion from Taylor, British Columbia to the Edmonton/Fort Saskatchewan areas of Alberta.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates:  pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along multiple steps of the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL, PPL.DB.C, PPL.DB.E and PPL.DB.F respectively. Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "expects", "will", "plans", "anticipates" and similar expressions.

In particular, this news release contains forward-looking information and statements relating to: (i) the expected in-service dates of the Phase 1 and 2 LVP Expansions (collectively, the "Expansions"); (ii) the designed capacity of the Expansions; (iii) the estimated cost to construct the Expansions; and (iv) industry exploration and development activity levels. These forward-looking statements are based on certain assumptions including: that the in-service date of the Phase 1 LVP Expansion will be October 2013 and the Phase 2 LVP Expansion will be late 2014; that the designed capacity of the Phase 1 LVP Expansion will be 195,000 bpd and the Phase 2 LVP Expansion will be 250,000 bpd; that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); that Pembina is able to reach commercial arrangements with its customers at a satisfying level; and that Pembina's businesses will continue to achieve sustainable financial results.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis for the year ended December 31, 2011 and its Annual Information Form for the year ended December 31, 2011, which can be found at www.sedar.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

All dollar values are in Canadian dollars unless otherwise stated.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Senior Manager, Corporate Development and Planning
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 17:25e 13-FEB-13